Exhibit 99.1

SciSparc Announces Positive Results from its Weight Loss and Metabolic Disorder Program with its Proprietary Psychedelic-Based Treatment

The pre- clinical trial conducted using the combined treatment of SciSparc’s proprietary CannAmide™ and Clearmind Medicine’s MEAI molecule

TEL AVIV, Israel, Nov. 28, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced successful results from a pre-clinical trial performed by Professor Joseph Tam from The Hebrew University of Jerusalem.

The trial was conducted as part of the collaboration between SciSparc and Clearmind Medicine Inc. (“Clearmind”) (Nasdaq, CMND), (FSE: CWY), a biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems. The combination treatment includes palmitoylethanolamide (PEA), an anti-inflammatory agent and the active ingredient of the Company’s proprietary CannAmide™, and MEAI, Clearmind’s novel proprietary psychedelic treatment for various addictions, obesity, and depression (the “Combination Treatment”).

The goal of the trial was to identify the optimal dosage for the Combination Treatment and, in turn, observe the safety and impact thereof on various metabolic and behavioral parameters including fat oxidation, locomotor activity, and feeding behavior.

Fourteen different treatment groups were created (for a total of 84 animals) receiving single treatment doses ranging from 40, 20, 10, 5, 1, to 0.5 mg/kg of MEAI with or without a constant PEA dose of 25 mg/kg. MEAI administration exhibited a meaningful degree of tolerance, leaving the animals’ viability unaffected across all experimental groups. Similar results were also observed in groups treated by the Combination Treatment, with the most prominent effects observed when combining MEAI and PEA, particularly at 20 and 10 mg/kg.

Results indicated:

●	The administered treatment exhibited a meaningful degree of tolerance, leaving the mice’s viability unaffected across all experimental groups.

●	Combining MEAI and PEA, particularly at 20 and 10 mg/kg, led to increased oxygen consumption and carbon dioxide emission, coupled with elevated energy expenditure and fat oxidation. The changed rates of oxygen consumption and carbon dioxide emission indicate increases in the metabolic process and fat burn.

●	A notable reduction in food consumption (appetite) and meal sizes was also observed, primarily at 40 and 20 mg/kg of MEAI.

●	Slight elevations in carbohydrate oxidation were noted particularly at 20 and 10 mg/kg.

●	At 40 and 20 mg/kg significant reductions in ambulation was noted, without affecting voluntary activity.

“I am encouraged by the positive results from our recent pre-clinical trial, which represents another milestone in our ongoing efforts to develop safe and effective innovative therapies. The successful collaboration between SciSparc and Clearmind continues to demonstrate the potential of our Combination Treatment to address obesity and related health challenges,” said Oz Adler, SciSparc’s Chief Executive Officer. “The trial’s findings, including increased metabolic activity, reduced appetite, and enhanced fat oxidation, are promising indicators of the treatment’s efficacy and safety.”

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the potential of the Combination Treatment in addressing obesity and related health challenges and that the findings of the trial are promising indicators of the treatment’s efficacy and safety. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055